Exhibit I

Transactions in Class L Shares

The Reporting Persons executed the below trades in respect of Class L Shares in the last sixty days (excluding trades disclosed in previous amendments to the  Schedule 13D).

Description of Security	Purchase (P) / Sale (S)	Trade Date	Quantity	Price per share (Mexican Pesos)
Class L Shares	S	November 17, 2010	125,000,000	9.250